SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

Rio Tinto plc (Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	Rio Tinto Limited (Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	20 February 2004	Full annual report:
2003 Annual report and financial statements

99.2	20 February 2004	Summary annual report:
2003 Annual review

99.3	4 March 2004	Proposed disposal:
Rio Tinto intends to sell Zinkgruvan

99.4	5 March 2004	2004 Notice of meeting:
Rio Tinto plc

99.5	5 March 2004	2004 Notice of meeting:
Rio Tinto Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless
Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	8 March 2004	Date	8 March 2004